UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer

GroGuru, Inc.

Legal status of issuer

Form

Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

June 17, 2014

Physical address of issuer

9705 Carroll Centre Road, Suite 101, San Diego, CA 92126

Website of issuer

https://www.groguru.com/

Current number of employees

17

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,226,363.00	$974,606.00
Cash & Cash Equivalents	$483,012.00	$183,770.00
Accounts Receivable	$59,534.00	$352,691.00
Short-term Debt	$3,228,231.00	$373,114.00
Long-term Debt	$3,770,127.00	$3,517,601.00
Revenues/Sales	$617,986.00	$674,113.00
Cost of Goods Sold	$623,445.00	$471,029.00
Taxes Paid	$0.00	$0.00
Net Income	-$2,912,074.00	-$1,755,950.00

April 29, 2021

FORM C-AR

GroGuru, Inc.



   This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by GroGuru, Inc., a Delaware Corporation (the "Company" as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.groguru.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company in accordance with state law.

The date of this Form C-AR is April 29, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

   This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

Business 4

Officers and Directors 5

Risk Factors 6

Ownership and Capital Structure; Rights of the Securities 11

Recent Offerings of Securities 27

Financial Information 28

Related Party Transactions 31

Regulatory Information 31

Financial Statements .... Exhibit A

Business

Company Overview

GroGuru supplies precision soil and irrigation monitoring and management systems tothe commercial agriculture industry. GroGuru is all about strategic irrigation management, helping farmers make more money by increasing crop yield and more efficiently using water and other scarce resources in a sustainable way.

GroGuru has a patented wireless underground system (WUGS) for soil monitoring, which enables the permanent installation of soil sensors in annual field crops like cornand soybeans. GroGuru applies machine learning and artificial intelligence (AI) in the Cloud, and adds other information like weather forecasts and crop models to make recommendations of when and how much to irrigate. GroGuru's irrigation recommendations are made via an intuitive farmer-friendly user interface that farmerscan access on their tablet, computer or mobile device.

GroGuru sells an innovative hardware-enabled subscription-based solution to farmersthat enables optimal irrigation, as well as a software as a service (SaaS) product marketed as GroGuru® InSites. GroGuru sells directly to farmers and through ag retailers, agronomic consultants, farming co-op, and farm & irrigation equipment dealers.

Competitors and Industry

According to a 2018 USDA survey, only about 10 percent of farmers in the U.S. are using soil sensors. Farmers that are using this technology are seeing increased crop yield and more efficient use of water and other resources, but the cost and scalability of existing soil monitoring alternatives, that require annual installation and removal,has been prohibitive for many farmers.

GroGuru solves that problem, giving us a unique opportunity for farmers to increase crop yield while more efficiently using water. Based on Grand View Research, the global irrigation automation market size was valued at USD 2.65 billion in 2019 and isexpected to expand at a compound annual growth rate (CAGR) of 16.8% from 2020 to 2027.

The primary competitors for GroGuru are AquaSpy, CropX and Hortau. There are otherkey ecosystem players for soil moisture probes with the primary players being AquaCheck, Sentek and Irrometer. GroGuru has established partnership relationships with AquaCheck and Sentek. The major center-pivot irrigation system providers are Valmont/Valley, Lindsay and Reinke. The major players in drip irrigation for commercial agriculture are Jain and Netafim. The GroGuru solution works with any irrigation systems (e.g., center pivot, drip, sprinkler, linear).

Current Stage and Roadmap

Current Stage

We have already deployed over 2,500 sensors across over 100 customers in the United States. This includes deployments on several hundred sites across over 20 crop types including alfalfa, cotton, lemons, walnuts, grapes, asparagus, green beans, blueberries,pistachios, soybeans, corn, hemp, olives, roses, raisins, cannabis, oranges, tomatoes, sorghum, and almonds.

We have established strategic partnerships with DTN, AquaCheck, Sentek, PivoTrac,and other key ecosystem partners to supply a complete strategic irrigation management recommendation engine to farmers and agronomic consultants.

Future Roadmap

We will start deploying this Spring, in limited volume, our two-way version of the GroGuru WUGS (wireless underground system) that enables our above ground telemetry to be mounted on a drone or center-pivot irrigation system, eliminating theneed for field telemetry. We call this Mobile GroGuru WUGS.

We will be launching, with limited release, a cellular (CAT-M1) version of our field telemetry this Spring. This will complement our LoRa field telemetry offering and allow us to expand into new markets.

We will be adding key features to our GroGuru InSites software-as-a-service (SaaS) product this Spring, including features from our partnership with DTN including cropmodels and weather forecasts.

Officers and Directors

Patrick Henry

Patrick Henry has served as President, CEO, Co-Founder and a Director of the Company since July 23, 2018.

Responsibilities: Drive the overall strategy and operational execution for an exciting AgTech company that is changing the way that we grow crops by usingan innovative IoT plus SaaS system for precision irrigation, soil monitoring andmanagement.

Salary: $150k/year, plus restricted stock and stock options.

Other business experience in the past three years:

> Employer: QuestFusion LLC
> Title: CEO & Founder
> Dates of Service: January 01, 2015 - July 01, 2018
> Responsibilities: Serve as strategic advisor for CEOs of emerging technology companies.

Farooq Anjum

Farooq Anjum has served as Chief Technology Officer and VP of Engineering since July 01, 2018. Mr. Anjum previously served as Chief Executive Officer of the Company from June 14, 2014 to July 1, 2018, and has served as a Director of the Company since June 17, 2014.

Responsibilities: Drive overall product development, research and product production for GroGuru.

Salary: $140k/year, plus restricted stock and stock options.

Other business experience in the past three years:

> Employer: GroGuru, Inc.Title: CEO
> Dates of Service: June 17, 2014 - July 01, 2018
> Responsibilities: Managing the overall operations and resources of a company.

Edward Roark Moore

Edward Roark Moore has served as a Director of the Company since October 09, 2019.

Responsibilities: Provide guidance to the CEO and represent the shareholder ofthe company to management. Rory receives stock options as compensation.

Other business experience in the past three years:

> Employer: EvoNexusTitle: CEO
> Dates of Service: January 01, 2010 - Present
> Responsibilities: Drive overall strategy and operations

Risk Factors

Uncertain Risk

An investment in GroGuru, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Each investor in the Company should consider all of the information provided to such investor regarding the Company as well as the following risk factors, in addition to the other information listed in this Form C-AR. The following risk factors are not intended to be, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

There is limited publicly available information related to our business.
We have only conducted offerings that are exempt from state and federal registration requirements. Therefore, there is less disclosure of, or publicly available, information about the Company. While we have attempted to summarize the risks to the best of our ability, there may in fact be risks associated with an investment in the Company that have not been contemplated in this Form C-AR.

Our business projections are only projections
There can be no assurance that we will meet our projections. There can be no assurance that we will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows us to make a profit and still attract business.

Any valuation at this stage is difficult to assess
Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess. Any valuation of the Company has been established by the Company. The valuation of private companies, especially startups, generally is subject to negotiations between company management and prospective investors, and may result in a value that is highly arbitrary. Furthermore, an investment made in our company will be illiquid and likely will be long term in nature and may require years from the date of initial investment before disposition, if ever. The value of your investment may be lost or substantially devalued at liquidity.

The transferability of our Securities is limited
Any securities purchased through our crowdfunding campaigns are subject to SEC limitations of transfer. This means that certain of the Company's securities cannot be resold for a period of one year after being purchased. There are exceptions to this rule for certain transactions including transfers the stock back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to an investor's family member or trust, or in connection with an investor's death or divorce.

An investment in our Company could be illiquid for a long time
An investor in our Company should be prepared to hold the investment for several years or longer. For the 12 months following an investment there will be restrictions on how the securities may be resold. More importantly, there is no established market for our securities and there may never be one. As a result, if an investor decides to sell our securities in the future, there may not be a buyer.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing to raise additional capital in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we may need to raise additional equity capital, modify our growth plans, or take some other action. Issuing additional equity securities may require bringing on additional investors. Securing these additional investors could require pricing our equity securities below the price paid by current investors. If so, an investment in our Company could lose value as a result of this additional dilution. In addition, even if the securities are not priced lower, the ownership percentage of existing investors would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of an investment in our Company.

Terms of subsequent financings may adversely impact our existing investors
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of an existing investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of future series of preferred stock could be more advantageous to those investors than to the

holders of common stock and existing series of preferred stock. In addition, if we need to raise more equity capital from the sale of common stock or preferred stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of an existing investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds from our fundraising.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that our product prototypes may never be operational products or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon our making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

Our existing securities have voting rights attached to them, however, our minority shareholders have a limited ability to influence management's decisions on how to run our business. Our investors are trusting in management's discretion in making good business decisions that will benefit our stockholders. Furthermore, in the event of a liquidation of our company, holders of our common stock and preferred stock will only be paid out if there is any cash remaining after all the creditors of our company have been paid out.

Our product could fail to achieve the sales projections we expect

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of an investment in our Company.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those we develop. There can be no assurance that competitors will render our technology or products obsolete or that the products we develop will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

GroGuru, Inc. was formed on June 17, 2014. Accordingly, we have a limited history upon which an evaluation of our performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as we react to developments in our market, managing our growth and the entry of competitors into the market. We may never pay dividends on any shares, and will only be able to do so if our directors determine that we are financially able and it is advisable to do so. We have incurred a net loss and have had limited revenues generated since inception. There is no assurance that we will ever be profitable or generate sufficient revenues to pay dividends to the holders of our common stock or preferred stock.

We are an early stage company and have limited revenue and operating history
We have a short history, few customers, and effectively no revenue. An investment in our Company, should be based on a belief that GroGuru WUGS and GroGuru InSites are good ideas, that the team will be able to successfully market and sell the products and services, that we can price them right and sell them to enough customers so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We may experience significant fluctuations in our future operating results due to a variety of factors
Given the early stage of our Company and the rapidly evolving nature of the markets in which we compete, we may experience significant fluctuations in our future operating results due to a variety of factors, many of which are outside our control. Factors that may adversely affect our future operating results include, without limitation, unforeseen development costs, variable operating costs, general economic conditions and market conditions, and the development or introduction of new technological innovations, products or services by our competitors. If we are unable to address the above factors, our operating results may fall below the expectations of management, which could adversely affect our business.

We have existing patents that we might not be able to protect properly
One of our most valuable assets is our intellectual property. We own several trademarks, copyrights, internet domain names, and trade secrets. We believe one of the most valuable components of our Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights we own. We intend to continue to protect our intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade our capital.

We have pending patent approvals that might be vulnerable
Our intellectual property, such as patents, trademarks, copyrights, internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of our Company is our intellectual property portfolio, including our unregistered intellectual property. Due to the value, competitors may misappropriate or violate the rights owned by the Company. We intend to continue to protect our intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade our capital due to our unregistered intellectual property.

Our patents, trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render our patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark and copyright protection without obtaining a sublicense, it is likely that our value will be materially and adversely impacted. This could also impair our ability to compete in the marketplace. Moreover, if our patents, trademarks and copyrights are deemed unenforceable, we will almost certainly lose any potential revenue we might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for us.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason.

Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, an investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, we require capable people to run our day to day operations. As we grow, we will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent, or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of an investment in the Company.

Our failure to attract and retain qualified personnel in target geographies in the future, could harm our business

To execute on our multi-year growth plan, we need to add key people in target geographies to build sales channels and drive sales growth. If we are unable to hire these key people, it can potentially slow sales growth and could adversely affect the Company.

Our future success depends on the efforts of a small management team

Our future success depends on the efforts of a small management team. The loss of any of the members of our management team may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is dependent on outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of products may change, and if they do, then the selling of products may no longer be in the best interest of the Company. At such point, we may no longer want to sell products and therefore an investment in the Company may be affected.

Our customer's ability and willingness to purchase our products or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products is dependent on outside government regulation such as changes in the laws and regulations in the United States that provide financial incentives to farmers, such as the Farm Bill. Changes in or removal of these laws or regulations could slow sales growth and adversely affect the Company.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, an investment in the Company could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on GroGuru, Inc. or in our computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on GroGuru, Inc. could harm our reputation and materially negatively impact our financial condition and business.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

COVID-19 has had an impact on our business

Since the COVID-19 pandemic began in March 2020, we've experienced disruption to our supply chain that affected our sales revenue. In addition, our 2020 revenues were lower than our forecasted revenues for the same period. This is at least partially due to the COVID-19 health crisis and its impact on the economy. For example, some farmers have delayed adopting new technology due to the economic impact and uncertainty caused by the COVID-19 pandemic. The extent and duration of the effects of the COVID-19 pandemic on the economy are difficult to predict, which makes our future performance more difficult to predict. If the COVID-19 pandemic and economic uncertainties persist, or if they worsen, we expect that our business will continue to be adversely affected, resulting in a further negative impact on our business, financial condition, results of operations and cash flows.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the Company's holders of 20% or more of any class of voting securities as of April 5, 2021.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Farooq Anjum	10,324,208[1]	Common Stock	37.34%[2]
Patrick Henry	6,295,833[3]	Common Stock	23.39%[4]

(1)   Consists of 9.500,000 shares of Common Stock, plus 824,208 shares of Common Stock issuable upon the exercise of options beneficially owned by Mr. Anjum that are exercisable within 60 days following April 5, 2021.

(2)   Based on approximately 26,822,121 shares of Common Stock outstanding as of April 5, 2021, plus 824,208 shares of Common Stock issuable upon the exercise of options beneficially owned by Mr. Anjum that are exercisable within 60 days following April 5, 2021.

(3)   Consists of 6,200,000 shares of Common Stock, plus 95,833 shares of Common Stock issuable upon the exercise of options beneficially owned by Mr. Henry that are exercisable within 60 days following April 5, 2021.

(4)   Based on approximately 26,822,121 shares of Common Stock outstanding as of April 5, 2021, plus 95,833 shares of Common Stock issuable upon the exercise of options beneficially owned by Mr. Henry that are exercisable within 60 days following April 5, 2021.

The Company's Securities

The Company has authorized Common Stock, Series Seed 1 PreferredStock, Series Seed 2 Preferred Stock, Series Seed 3 Preferred Stock, Series Seed 4 Preferred Stock, Series Seed 5 Preferred Stock, GroGuru Convertible Note, GroGuru WeFunder Convertible Notes, SAFE Convertibles (Set 1), SAFE Convertibles (Set 2), SAFE Convertibles (Set 3), and SAFE Convertibles (Set 4). The Series Seed 1 PreferredStock, Series Seed 2 Preferred Stock, Series Seed 3 Preferred Stock, Series Seed 4 Preferred Stock and Series Seed 5 Preferred Stock are collectively referred to as the "Series Seed Preferred Stock."

Common Stock

296,688,998 shares of Common Stock are authorized, with a total of 35,636,109 outstanding as of April 5, 2021, which number includes 354,674 of shares to be issuedpursuant to outstanding warrants, 8,389,225 of shares to be issued pursuant to stock options issued, and 16,663,302 of shares to be issuedpursuant to stock options, reserved but unissued. Holders of Common Stock are entitled to one (1) vote per share, subject to voting and proxy agreement(s) which may exist by and among the holders, the Company and a custodian or other party.

Series Seed 1 Preferred Stock

103,671,069 shares of Series Seed 1 Preferred Stock are authorized, with a total of 0 outstanding as of April 5, 2021. Holders of Series Seed 1 Preferred Stock are entitled to one (1) vote per share, subject to voting and proxy agreement(s) which may exist by and among the holders, the Company and/or a custodian or other party. See the material rights discussed in the section entitled "Material Rights applicable to all Series Seed Preferred Stock" for a further discussion of the rights of the Series Seed 1 Preferred Stock.

Series Seed 2 Preferred Stock

1,989,389 shares of Series Seed 2 Preferred Stock are authorized, with a total of 0 outstanding as of April 5, 2021. Holders of Series Seed 2 Preferred Stock are entitled to one (1) vote per share, subject to voting and proxy agreement(s) which may exist by and among the holders, the Company and/or a custodian or other party. See the material rights discussed in the section entitled "Material Rights applicable to all Series Seed Preferred Stock" for a further discussion of the rights of the Series Seed 2 Preferred Stock.

Series Seed 3 Preferred Stock

347,011 shares of Series Seed 3 Preferred Stock are authorized, with a total of 0 outstanding as of April 5, 2021. Holders of Series Seed 3 Preferred Stock are entitled to one (1) vote per share, subject to voting and proxy agreement(s) which may exist by and among the holders, the Company and/or a custodian or other party. See the material rights discussed in the section entitled "Material Rights applicable to all Series Seed Preferred Stock" for a further discussion of the rights of the Series Seed 3 Preferred Stock.

Series Seed 4 Preferred Stock

1,392,569 shares of Series Seed 4 Preferred Stock are authorized, with a total of 0 outstanding as of April 5, 2021. Holders of Series Seed 4 Preferred Stock are entitled to one (1) vote per share, subject to voting and proxy agreement(s) which may exist by and among the holders, the Company and/or a custodian or other party. See the material rights discussed in the section entitled "Material Rights applicable to all Series Seed Preferred Stock" for a further discussion of the rights of the Series Seed 4 Preferred Stock.

Series Seed 5 Preferred Stock

14,417,898 shares of Series Seed 5 Preferred Stock are authorized, with a total of 0 outstanding as of April 5, 2021. Holders of Series Seed 5 Preferred Stock are entitled to one (1) vote per share, subject to voting and proxy agreement(s) which may exist by and among the holders, the Company and/or a custodian or other party. See the material rights discussed in the section entitled "Material Rights applicable to all Series Seed Preferred Stock" for a further discussion of the rights of the Series Seed 5 Preferred Stock.

Material Rights applicable to all Series Seed Preferred Stock

Optional Conversion.

The holders of the Preferred Stock shall have conversion rightsas follows (the "Conversion Rights"):

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (each as defined below) in effect at the time of conversion. The applicable "Conversion Price" for each series of Preferred Stock shall initially be equal to the Original Issue Price for each such series of Preferred Stock. Such initial applicable Conversion Price, and the rate at which sharesof Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in the Amended and Restated Certificate of Incorporation of the Company (the "Charter").

In the event of a liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event (as defined below), the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shallnot affect the amount(s) otherwise paid or payable in accordance with Section 2.1 of the Charter of the Company to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event.

No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued uponconversion of the Preferred Stock shall be rounded to the nearest whole share.

Mandatory Conversion.

Upon the earlier of (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board, (b) the effectiveness of a registration statement under the Securities Act in connection with the initial listing ofCommon Stock on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board in which the Company registers both (i) shares of existing capital stock of the Company for resale and (ii) a sale of shares of Common Stock by the Company, or (c) the closing of the sale of shares of Common Stock in a public offering of such shares pursuant to Regulation A under the Securities Act, or any amendment thereto or successor thereof, then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 of the Charter and (ii) such shares may not be reissued by the Company.

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required in the Charter) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuableupon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price: provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Company, the dividend payable to the holders of Preferred Stock pursuant to this Section I shall be calculated based uponthe dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend.

Liquidation.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, theholders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the available proceeds, as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Original Issue Price of such applicable series of Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock pursuant to Section 4 of the Charter immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1 of the Charter, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Certain Definitions.

Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Preferred Stock elect otherwise by written notice sent to the Company at least ten (10) days prior to the effective date of any such event:

    (a) a merger or consolidation in which

        (i) the Company is a constituent party or

        (ii) a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

    (b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

The term "Series Seed 1 Original Issue Price" shall mean $0.1100 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to theSeries Seed I Preferred Stock. The term "Series Seed 2 Original Issue Price" shall mean $0.0377 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed 2 Preferred Stock. The term "Series Seed 3 Original Issue Price" shall mean $0.0880 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed 3 Preferred Stock. The term "Series Seed 4 Original Issue Price" shall mean $0.0754 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed 4 Preferred Stock. The term "Series Seed 5 Original Issue Price" shall mean $0.0880 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to theSeries Seed 5 Preferred Stock. The Series Seed I Original Issue Price, the Series Seed 2 Original Issue Price, the Series Seed 3 Original Issue Price, the Series Seed 4 Original Issue Price and the Series Seed 5 Original Issue Price are each sometimes referred to as the "Original Issue Price" for the applicable specified series.

The foregoing description of the material rights of the Series Seed 1 Preferred Stock, the Series Seed 2 Preferred Stock, the Series Seed 3 Preferred Stock, the Series Seed 4 Preferred Stock, and the Series Seed 5 Preferred Stock does not purport to be a complete description of the material terms of the Preferred Stock.

GroGuru Convertible Notes

The GroGuru Convertible Notes shall convert into Series Seed 1 Preferred Stock pursuant to the April 2021 Offering (defined below) and the terms of the GroGuru Convertible Notes as of December 31, 2020 are outlined below:

Amount outstanding: $2,455,000.00
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00

Material Rights:

> Certain terms used in this section but not defined herein shall have the meanings ascribed to them in the GroGuru Convertible Notes.

> If a Qualified Equity Financing (as defined below) occurs while the Note is outstanding, then the outstandingprincipal amount of and all accrued and unpaid interest on the Note shall automatically convert into such number of fully paid and nonassessable shares of the Company's capital stock consisting of the Preferred Stock of the same series issued in such Qualified Equity Financing, as shall be equal to the number obtained by dividing (A) all principal and accrued but unpaid interest under such Note by (B) the Conversion Price.

> The Notes may be prepaid by the Company at any time without penalty or premium with the prior written consent of the Required Holders; provided that (i) any prepayment of a Note may only be made in connection with the prepayment of all Notes on a pro rata basis, based on the respective aggregate outstanding principal amounts of each such Note and (ii) any such prepayment shall be applied first to interest accrued on the Note and second, if the amount of prepayment exceeds the amount of all such accrued interest, to the payment of principal of the Note.

> If the outstanding principal and accrued but unpaid interest due under the Note have not otherwise been converted into equity securities upon a Change of Control pursuant to Section 2(c) of the Note, the Company shall pay tothe holder thereof an amount equal to 200% of such principal and 100% of such accrued and unpaid interest.

> If the Company sells shares of a series of its Preferred Stock in any transaction or series of transactions that does not qualify as a Qualified Equity Financing (such financing a "Non-Qualified Financing") while the Note is outstanding, upon the written election of the Required Holders (asdefined in the Notes), all of the outstandingprincipal and accrued but unpaid interest hereon shall convert into a number of fully paid and nonassessable shares of the Company's capital stock consisting of Preferred Stock of the same series offered in such Non-Qualified Financing (the "Optional Conversion Shares") determined pursuant to the following formula. The total number of Optional Conversion Shares that Holder shall be entitled to receive upon conversion of the Note pursuant to the preceding sentence shall be equal to the number obtained by dividing (A) all principal and accrued but unpaid interest under such Note by (B) the Optional Conversion Price (as defined in Section 5 of the Note). To the extent there are not sufficient shares of Preferred Stock authorized to enable conversion of the Note as contemplated by the Note at the time required by the Note, the Company shall use its reasonable best efforts to authorize such additional shares of Preferred Stock.

> If the Company consummates a Change of Control(as defined in Section 5 of the Note) while the Note is outstanding, upon the written election of the Required Holders, the outstanding principal amount of the Note, plus all accrued and unpaid interest hereon shall convert into shares of the Company's most senior series of capital stock outstanding at the time of such Change of Control, at a price per share obtained by dividing $6,000,000 by the Company's fully-diluted capitalization immediately prior to the closing of such Change of Control,

assuming exercise or conversion of all convertible securities of the Company and excluding any shares issuable upon conversion of the Note or any other outstanding convertible promissory notes issued by the Company. To the extent there are not sufficient sharesof capital stock authorized to enable a conversion of the Note as contemplated by the Note, the Company shall use its reasonable best efforts to authorize such additional shares of such capital stock.

If the Note is to be converted pursuant to the Note at the option of the Holder, written notice shall be delivered to Holder at the address last shown on the records of the Company for Holder, notifying Holder of the conversion to be effected, specifying the applicable conversion price, the principal amount of the Note to be converted, together with all accrued and unpaid interest, the date on which such conversion is expected to occur and calling upon Holder to surrender to the Company, in the manner and at the place designated, the Note. Upon any conversion of the Note, Holder hereby agrees to execute and deliver to the Company all transaction documents entered into by other Holders participating in any Qualified Equity Financing or Non-Qualified Financing, if applicable, including a purchase agreement, an investor rights agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions. Holder also agrees to deliver the original of the Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby Holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) at the closing of the event triggering such conversion for cancellation; provided, however, that upon the closing of the event triggering conversion of the Note, the Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. The Company shall, as soon as practicable thereafter, issue and deliver to Holder a certificate or certificates for the number of shares to which Holder shall be entitled upon such conversion, including a check payable to Holder for any cash amounts payable as described in Section 2(d)(ii) of the Note. Any conversion of this Note pursuant to the Note shall be deemed to have been made immediately prior to the closing of the event triggering such conversion, and on and after such date the Persons entitled to receive the shares issuable upon such conversion shall be treated for all purposes as the recordholder of such shares.

Certain Definitions.

"Qualified Equity Financing" means a transaction or series of transactions pursuant towhich the Company issues and sells shares of its Preferred Stock for aggregate gross proceeds of at least $3,000,000 (which amount shall include the conversion of the Notes but exclude the conversion of any other convertible promissory notes or other convertible securities of the Company) with the principal purpose of raising capital.

"Conversion Price" means: the lesser of (i) of the price per share paid by the other purchasers of the Preferred Stock sold in the Qualified Equity Financing multiplied by80% and (ii) the price per share obtained by dividing $6,000,000 by the Company's fully-diluted capitalization immediately prior to such Qualified Equity Financing assuming exercise or conversion of all convertible securities of the Company but excluding any shares issuable upon conversion of the Notes.

GroGuru WeFunder Convertible Notes

The Company expects that the GroGuru WeFunder Convertible Notes will be converted into Series Seed 1 Preferred Stock pursuant to the April 2021 Offering and the terms of the GroGuru WeFunder Convertible Notes as of December 31, 2020 are outlined below:

Amount outstanding: $2,019,711.00
Maturity Date: May 06, 2022

Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $8,500,000.00 and $7,500,000.00, as described below

Material Rights:

Certain terms used in this section but not defined herein shall have the meanings ascribed to them in the GroGuru WeFunder Convertible Notes.

Investors in the first $732,842.00 of the raise received a valuation cap of $7,500,000.

If a Qualified Equity Financing occurs while the Note is outstanding, then the outstanding principal amount of and all accrued and unpaid interest on the Note shall automatically convert into such number of fully paid and nonassessable shares of the Company's capital stock consisting of the Preferred Stock of the same series issued insuch Qualified Equity Financing, as shall be equal tothe number obtained by dividing (A) all principal and accrued but unpaid interest under such Note by (B) the Conversion Price (as defined in Section 5 of the Note).

The Notes may be prepaid by the Company at any time without penalty or premium with the prior written consent of the note holders holding a majority of the aggregate outstanding principal due under the Notes (the "Required Holders"); provided that (i) any prepayment of a Note may only be made inconnection with the prepayment of all Notes on a pro rata basis, based on the respective aggregate outstanding principal amounts of each such Note and (ii) any such prepayment shall be applied first to interest accrued on the Note and second, if the amount of prepayment exceeds the amount of all such accrued interest, to the payment of principal of the Note.

If the outstanding principal and accrued but unpaid interest due under the Note have not otherwise been converted into equity securities upon a Change of Control pursuant to Section 2(c) of the Note, the Company shall pay tothe Holder an amount equal to 150% of such principal and 100% of such accrued and unpaid interest.

If the Company sells shares of a series of its Preferred Stockin any transaction or series of transactions that does not qualify as a Qualified Equity Financing (such financing a "Non-Qualified Financing") while the Note is outstanding, upon the written election of the Required Holders, all of the outstanding principal and accrued but unpaid interest hereon shall convert into a number of fully paid and nonassessable shares of the Company's capital stock consisting of Preferred Stock of the same series offered in such Non-Qualified Financing (the "Optional Conversion Shares") determined pursuant to the following formula. The total number of Optional Conversion Shares that Holder shall be entitled to receive upon conversion of the Note pursuant to the preceding sentence shall be equal to the number obtained by dividing (A) all principal and accrued but unpaid interest under such Note by (B) the Optional Conversion Price (as defined in Section 5 of the Note). To the extent there are not sufficient shares of Preferred Stock authorized to enable conversion of the Note as contemplated by the Note at the time required by the Note,the Company shall use its reasonable best efforts to authorize such additional shares of Preferred Stock.

Conversion on Change of Control. If the Company consummates a Change of Control (as defined in Section 5 of the Note) while the Note is outstanding, upon the written election of the Required Holders, the outstanding principal amount of the Note, plus all accrued and unpaid interest hereon shall convert into shares of the Company's most senior series of capital stock outstanding at the time of such Change of Control, at a price per share obtained by dividing $8,500,000 (or $7,500,000, as applicable) by the Company's fully-diluted capitalization immediately prior to the closing of such Change of Control, assuming exercise or conversion of all convertible securities of theCompany and excluding any shares issuable upon conversion of the Note or any other outstanding convertible promissory notes issued by the Company. To the extent there are not sufficient shares of capital stock authorized to enable a conversion of the Noteas contemplated by the Note, the Company shall use its reasonable best efforts to authorize such additional shares of such capital stock.

If the Note is to be converted pursuant to the Note at the option of the Holder, written notice shall be delivered to Holder at the address last shown on the records of the Company for Holder, notifying Holder of the conversion to be effected, specifying the applicable conversion price, the principal amount of the Note to be converted, together with all accrued and unpaid interest, the date on which such conversion is expected to occur and calling upon Holder to surrender to the Company, in the manner and at the place designated, the Note. Upon any conversion of the Note, Holder hereby agrees to execute and deliver to the Company all transaction documents entered into by other Holders participating in any Qualified Equity Financing or Non-Qualified Financing, if applicable, including a purchase agreement, an investor rights agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions. Holder also agreesto deliver the original of the Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby Holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) at the closing of the event triggering such conversion for cancellation; provided, however, that upon the closing of the event triggering conversion of the Note, the Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. The Company shall, as soon as practicable thereafter, issue and deliver to Holder a certificate or certificates for the number of shares to which Holder shall be entitled upon such conversion, including a check payable to Holder for any cash amounts payable as described in Section 2(d)(ii) of the Note. Any conversion of this Note pursuant to the Note shall be deemed to have been made immediately prior to the closing of the event triggering such conversion, and on and after such date the Persons entitled to receive the shares issuable upon such conversion shall be treated for all purposes as the recordholder of such shares.

If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase thesecurities from each Investor for the greater of (i) the purchase price of the securities, and (ii) the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option willterminate upon a Change of Control (as defined in the Company's Investment Agreement) or dissolution.

Irrevocable Proxy.

The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true andlawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and (ii) direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments willbe the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Certain Definitions.

"Qualified Equity Financing" means a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock for aggregate gross proceeds of at least $3,000,000 (which amount shall include the conversion of the Notes but exclude the conversion of any other convertible promissory notes or other convertible securities of the Company) with the principal purpose of raising capital.

"Conversion Price" means: the lesser of (i) of the price per share paid by the other purchasers of the Preferred Stock sold in the Qualified Equity Financing multiplied by 80% and (ii) the price per share obtained by dividing $8,500,000 (or $7,500,000, as applicable) by the Company's fully-diluted capitalization immediately prior to such Qualified Equity Financing assuming exercise or conversion of all convertible securities of the Company but excluding any shares issuable upon conversion of the Notes.

SAFE Convertibles (Set 1)

The SAFE Convertibles (Set 1) shall convert into Series Seed 3 Preferred Stock pursuant to the April 2021 Offering and the terms of the SAFE Convertibles (Set 1) as of December 31, 2020 are outlined below:

Amount outstanding: $75,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $2,000,000.00

Material Rights:

Certain terms used in this section but not defined herein shall have the meanings ascribed to them in the SAFE Convertible (Set 1).

If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing") before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

If there is a Liquidity Event before the expiration or termination of the Safes, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i) of the Safes, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference toany Distribution (as defined in the Safes) of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwisebe entitled to receive pursuant to Section 1(c) of the Safes.

Certain Definitions:

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Conversion Price" means the either: (1) the price per share equal to the ValuationCap divided by the Company capitalization. or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation,dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Liquidity Event" means a Change of Control or an Initial Public Offering.

"Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization (as defined in the Safes).

"Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

SAFE Convertibles (Set 2)

The SAFEConvertibles (Set 2) shall convert into Series Seed 3 Preferred Stock pursuant to the

April 2021 Offering and the terms of the SAFEConvertibles (Set 2) as of December 31, 2020 are outlined below:

Amount outstanding: $30,536.97
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $0.00

Material Rights:

Certain terms used in this section but not defined herein shall have the meanings ascribed to them in the SAFE Convertible (Set 2).

If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing") before the expiration or termination of this instrument, the Company willautomatically issue to the Investor a number of shares of Safe Preferred Stock equal tothe Purchase Amount divided by the Conversion Price.

If there is a Liquidity Event before the expiration or termination of the Safes, the Investor will, at its option, either (i) receive a cash payment equal to thePurchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i) of the Safes, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganizationfor U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference toany Distribution (as defined in the Safes) of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwisebe entitled to receive pursuant to Section 1(c) of the Safes.

Certain Definitions.

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Conversion Price" means the either: (1) the price per share equal to the ValuationCap divided by the Company capitalization. or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation,dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Liquidity Event" means a Change of Control or an Initial Public Offering.

"Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization (as defined in the Safes).

"Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

SAFE Convertibles (Set 3)

The SAFEConvertibles (Set 3) shall convert into Series Seed 4 Preferred Stock pursuant to the April 2021 Offering and the terms of the SAFEConvertibles (Set 3) as of December 31, 2020 are outlined below:

Amount outstanding: $105,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00

Material Rights:

Certain terms used in this section but not defined herein shall have the meanings ascribed to them in the SAFE Convertible (Set 3).

If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing") before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

If there is a Liquidity Event before the expiration or termination of the Safes, the Investor will, at its option, either (i) receive a cash payment equal to thePurchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i) of the Safes, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganizationfor U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference toany Distribution (as defined in the Safes) of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwisebe entitled to receive pursuant to Section 1(c) of the Safes.

Certain Definitions.

"Change of Control" means (i) a transaction or series of related transactions in whichany "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Conversion Price" means the either: (1) the price per share equal to the ValuationCap divided by the Company capitalization. or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation,dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Liquidity Event" means a Change of Control or an Initial Public Offering.

"Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization (as defined in the Safes).

"Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

SAFE Convertibles (Set 4)

The SAFEConvertibles (Set 4) shall convert into Series Seed 5 Preferred Stock pursuant to the April 2021 Offering and the terms of the SAFEConvertibles (Set 4) as of December 31, 2020 are outlined below:

Amount outstanding: $1,268,777.09
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00

Material Rights:

Certain terms used in this section but not defined herein shall have the meanings ascribed to them in the SAFE Convertible (Set 4).

If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing") before the expiration or termination of this instrument, the Company willautomatically issue to the Investor a number of shares of Safe Preferred Stock equal tothe Purchase Amount divided by the Conversion Price.

If there is a Liquidity Event before the expiration or termination of the Safes, the Investor will, at its option, either (i) receive a cash payment equal to thePurchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i) of the Safes, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganizationfor U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference toany Distribution (as defined in the Safes) of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwisebe entitled to receive pursuant to Section 1(c) of the Safes.

Certain Definitions.

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or seriesof related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Conversion Price" means the either: (1) the price per share equal to the ValuationCap divided by the Company capitalization. or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation,dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Liquidity Event" means a Change of Control or an Initial Public Offering.

"Liquidity Price" means the price per share equal to: the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to thepurchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

"Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

What it means to be a minority holder

As a minority holder of securities of the Company, an investor will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, certain investors may have rights less than those of other investors, as further described in the section entitled "Material Rights applicable to all Series Seed Preferred Stock" above, and will have limited influence on the corporate actions of the Company. Certain risks associated with minority ownership of the Company are further described in the section entitled "Risk Factors" above. The voting rights of certain holders of our Preferred Stock are subject to an irrevocable proxy pursuant to a Custodial and Voting Agreement or other agreement as further described in the sections entitled "Material Rights applicable to all Series Seed Preferred Stock" and "GroGuru WeFunder Convertible Notes."

Dilution

Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that an investor owns will go down, even though the value of the Company may go up. An investor will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company). Certain risks associated with potential dilution are further described in the section entitled "Risk Factors" above.

Transferability of Securities

For a year, the securities of the Company, including those sold pursuant to Regulation CF can only be resold:

(1)   In an IPO;

(2)   To the company;

(3)   To an accredited investor; and

(4)   To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of thefamily of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three (3) years:

Type of security sold: Convertible Note
Final amount sold: $2,455,000.00
Use of proceeds: Salaries, product development, business development, sales,channel development, strategic partner formation, G&A, working capital
Date: February 04, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $1,479,314.00
Use of proceeds: Product development, business development, sales, workingcapital
Date: December 23, 2016
Offering exemption relied upon: 506(b)

Type of security sold: Convertible NoteFinal amount sold: $1,070,000.00
Use of proceeds: Salaries, product development, business development, sales,marketing, G&A, working capital
Date: July 03, 2020
Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note
Final amount sold: $949,211.00
Use of proceeds: Salaries, product development, business development, sales,channel development, strategic partner formation, G&A, working capital
Date: July 03, 2020
Offering exemption relied upon: 506(c)

Type of security sold: Series Seed 1 Preferred Stock
This is an ongoing offering under Regulation CF, pursuant to an Offering Memorandum filed on Form C with the SEC on April 5, 2021 (the "April 2021 Offering") and under which the Company is offering up to $3,929,999.92 in Series Seed 1 Preferred Stock
Use of proceeds: Salaries, product development, business development, sales,marketing, G&A, working capital
Date offering commenced: April 5, 2021
Offering exemption relied upon: Regulation CF

Financial Information

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Financial Condition

You should read the following discussion and analysis of our financial condition andresults of our operations together with our financial statements and related notes attached to this Form C-AR. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from thosecontained in these forward-looking statements due to a number of factors, includingthose discussed in the section entitled "Risk Factors" and elsewhere in this Form C-AR.

Results of Operations

The circumstances which led to the performance of the Company, which are discussed further in the financial statements attached hereto, are discussed below for the year ended December 31, 2020 compared to year ended December 31, 2019.

Revenue

Net revenue for fiscal year 2020 was $617,986, a slight decrease from fiscal year 2019 revenue of $674,113. In 2020, the Company's ability to operate and meet with customers was significantly impacted by COVID-19 and related restrictions. The Company had increased revenue of $223,076 or 117% in the first six months of the year 2020 as compared to 2019, respectively. Therefore, the

Company experienced most of the COVID-19 impacts in the latter half of the year. The Company has adjustedsales strategies and pivoted to meeting with more customers virtually which overall reduced overhead expenses of the business.

Cost of Sales

Cost of sales in 2020 was $623,445, an increase of approximately $152,416, from costs of $471,029 in fiscal year 2019. The increase was primarily related to a one-time inventory impairment charge of approximately $91,000. In addition, the Company hadincreased hardware costs of 28%, or $83,000, from 2019 to 2020 related to moving production to a third party manufacturer.

Gross Margins

2020 gross profit decreased by $208,543 from 2019 gross profit and gross margins as a percentage of revenues decreased from 30% in 2019 to (1)% in 2020. The decrease in gross margin is mainly due to an one-time impairment charge to inventory of approximately $91,000. In addition, margin on the hardware sales decreased from 52%in 2019 to 31% in 2020. The decrease in margin was driven primarily by moving manufacturing to a third party in an effort to scale with anticipated increasing demand. The Company expects hardware and gross margins to increase with volume of sales.

Operating Expenses

The Company's operating expenses consist of, among other things, compensation andbenefits, marketing and sales expenses, fees for professional services and patents, andresearch and development expenses. Expenses in 2020 increased $591,368 from 2019. Approximately $402,000 of this increase was due to increased compensation and benefits costs. The primary driver of such increased costs was in increase in executive pay, which had previously been well below market. Compensation costs also increasedwith the hiring of two new employees in 2020 within the operations department.

Additionally, the Company recognized a $179,000 in bad debt expense for customersales who could not pay to a variety of reasons, including COVID-19.

Historical results and cash flows:

Historical results and cash flows are not representative of GroGuru's future performance. The Company primarily will be focusing on the SAAS vertical and leveraging hardware from other providers in addition to Company provided hardware.Therefore, the Company will require less upfront capital to procure and deploy hardware as the Company invests in the SAAS platform and sales growth.

The Company believes that if it is successful at implementing a SAAS model that itmay be able to achieve positive cash flow sooner than under its previous model of selling hardware.

Liquidity and Capital Resources

As of April 26, 2021, the Company has approximately $82,000 cash on hand and $308,000 collectible accounts receivable.

Indebtedness

As of April 26, 2021, the Company is indebted in the amount of $416,200.00 under a loan pursuant to the Paycheck Protection Program ("PPP"), with an interest rate of 1.0%, such loan has a maturity date of January 31, 2026.

During the year ended December 31, 2020, the Company applied for and receiveda PPP loan as part of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. During the year, the

Company applied for loan forgiveness in line with the terms permitted and is awaiting confirmation of such forgiveness. As the loan is expected to be forgiven in full, no interest has been accrued. The Company received the first PPP loan in 2020 for $208,100, then received the second round PPP loan in Feb 2021 for another $208,100, totaling $416,200. The Company expects these both to be fully forgiven. PPP #1 $208,100, Annual Interest Rate 1.0%, Maturity Date: 5/5/2025; PPP #2 $208,100, Annual Interest Rate 1.0%, Maturity Date: 1/31/2026.

Prior to the initial closing of the April 2021 Offering, the Company owed $2,019,211.00, with an interest rate of 6.0% pursuant to the GroGuru WeFunder Convertible Notes. During the year ended December 31, 2020, the Company received financing totaling $2,019,211 under a series of unsecured promissory notes with unrelated parties via a crowdfunding effort (under Reg CF and Reg D regulations). The promissory notes mature 24 months from the date of issuance and bear interest at the rate of 6% per annum. The promissory notes, together with all interest as accrued, can be converted into shares of the Company's common stock at the option of the noteholder, at 80% of the price paid per share for equity securities by the investors in a subsequent equity financing of no less than $3,000,000 in gross proceeds (the "contingent put option"). The contingent put option is required to be bifurcated from the debt host and measured at fair value with changes in fair value recorded in earnings (see Note 2). For certain of the convertible notes ("Early Bird" notes), favorable terms were granted. With respect to an automatic conversion, the conversion price will be the lesser of (a)80% of the per-share price of the equity securities sold or (b) the price equal to $7,500,000 divided by the aggregate number of shares of the Company's commonstock immediately prior to the initial closing of such financing. For all other noteholders in the WeFunder fundraising effort, with respect to an automatic conversion, the conversion price will be the lesser of (a) 80% of the per-share price of the equity securities sold or (b) the price equal to $8,500,000 divided by the aggregate number of shares of the Company's common stock immediately prior to the initial closing of such financing. During the year ended December 31,2020, interest expense for these notes payable was recognized in the amounts of $49,128 and $103,614 related to the face value interest and the amortization ofthe discount due to the embedded derivative instrument, respectively. The remaining debt discount is expected to be amortized over 1.6 years at an effective interest rate of 26.63%, which represents the weighted average remaining term of the notes and the weighted average effective interest rate, respectively.

Prior to the initial closing of the April 2021 Offering, the Company owed $1,479,314.06, with an interest rate of 0.0% pursuant to the SAFE Convertibles (Set 1), SAFE Convertibles (Set 1), SAFE Convertibles (Set 1), and SAFE Convertibles (Set 1). Between December 2016 and December 2018, the Company received financing totaling $1,456,007 under a series of Simple Agreement for Future Equity ("SAFE") agreements. The SAFE agreements have unspecified terms and do not include a stated interest rate or method of settlement. All but one of the SAFE agreements have valuation caps between $2,000,000 and $5,000,000. The Company recorded a non-current liability for the amounts raised under the SAFEagreements. In 2020, the Company amended one of these SAFE agreements to increase the stated amount by $23,307, bringing the total to $1,479,314. As of December 31, 2020, no terms, aside from the valuation caps stated above, have been established for these agreements.

Prior to the initial closing of the April 2021 Offering, the Company owed $2,017,500.00, with an interest rate of 6.0% pursuant to the GroGuru Convertible Notes sold in Fiscal Year 2019. Between February and December 2019, the Company received financing totaling $1,920,000 (later amended to $1,967,500) under a series of unsecured promissorynotes with unrelated parties. The promissory notes mature 24 months from the date of issuance and bear interest at the rate of 6% per annum. The promissory notes, together with all interest as accrued, can be converted into shares of the Company's common stock at the option of the noteholder, at 80% of the price paid per share for equity securities by the investors in a subsequent equity financing of no less than $3,000,000 in gross proceeds (the "contingent put option"). The contingent put option is required to be bifurcated from the debt host and measured at fair value with changes in fair value recorded in earnings (see Note 2). With respect to an automatic conversion, the conversion price will be the lesser of (a) 80% of the per-share price of the equity securities sold or (b) the price equal to $6,000,000 divided by the aggregate number of shares of the Company's common stock immediately prior to the initial closing of such financing. During the year ended December 31, 2020, interest expense was recognized in the amounts of $121,383 and $191,759 related to the face value interest and the amortization of the discount due to the embedded derivative instrument, respectively. During the year ended December 31, 2019, interest expense was recognized in the amounts of $55,452 and $81,067 related to the face value interest and the amortization of the debt discount due to the embedded derivative instrument, respectively. The remaining debt discount is expected to be amortized over approximately 0.7 years at an effective interest rate of approximately 20.54%, which represents the weighted average remaining term of the notes and the weighted average effective interest rate, respectively.

Prior to the initial closing of the April 2021 Offering, the Company owed $437,500.00, with an interest rate of 6.0% pursuant to the GroGuru Convertible Notes sold in Fiscal Year 2020. During the year ended December 31, 2020, the Company received financing totaling $437,500 under a series of unsecured promissory notes with unrelated parties. The promissory notes mature 24 months from the date of issuance and bear interest at the rate of 6% per annum. The promissory notes, together with all interest as accrued, can be converted into shares of the Company's common stock at the option of the noteholder, at 80% of the price paid per share for equity securities by the investors in a subsequent equity financing of no less than $3,000,000 in gross proceeds (the "contingent put option"). The contingentput option is required to be bifurcated from the debt host and measured at fair value with changes in fair value recorded in earnings (see Note 2). With respect to an automatic conversion, the conversion price will be the lesser of (a) 80% of the per-share price of the equity securities sold or (b) the price equal to $6,000,000 divided by the aggregate number of shares of the Company's commonstock immediately prior to the initial closing of such financing. During the year ended December 31, 2020, interest expense for these notes payable was recognized in the amounts of $20,636 and $54,749 related to the face value interest and the amortization of the discount due to the embedded derivative instrument, respectively. The remaining debt discount is expected to be amortized over 1.0 years at an effective interest rate of 25.83%, which represents the weighted average remaining term of the notes and the weighted average effective interest rate, respectively.

Related Party Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any related party transactions.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers ordirectors.

Compliance Failure

The Company has not previously failed to comply with the requirements of RegulationCF.

Ongoing Reporting

The Company's annual report on Form C-AR may be found on the Company's website at www.groguru.com.

The Company must continue to comply with the ongoing reporting requirementsofRegulationCF until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the ExchangeAct;

(2)   it has filed at least one (1) annual report pursuant to Regulation CF andhas fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three (3) annual reports pursuant to Regulation CF;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

****

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Patrick Henry
_____
(Signature)

Patrick Henry, President, CEO, Principal Executive Officer, Director, Principal Financial Officer and Principal Accounting Officer
(Name)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Farooq Anjum
_____
(Signature)

Farooq Anjum, Director, CTO and VP of Engineering
(Name)

EXHIBIT A
Financial Statements

GROGURU, INC.

(a Delaware corporation)

Financial Statements

For the years ended December 31, 2020 and 2019



INDEPENDENT AUDITOR'S REPORT

March 15, 2021

To: Board of Directors, GROGURU, INC.
        Attn: Patrick Henry
Re: 2020-2019 Consolidated Financial Statement Audit

We have audited the accompanying consolidated financial statements of GROGURU, INC. (a corporation organized in Delaware) (the "Company"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to such consolidated financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

March 15, 2021

GROGURU, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
ASSETS		
Current Assets		
Cash and cash equivalents	$ 483,012	$ 183,770
Accounts receivable, net	59,534	352,691
Inventory	478,586	295,437
Prepaid expenses	30,449	20,015
Other current assets	5,723	--
Total current assets	1,057,305	851,913
Fixed assets, net of accumulated depreciation	164,796	122,693
Security deposits	4,262	--
Total Assets	$ 1,226,363	$ 974,606
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts and credit cards payable	$ 133,401	$ 265,650
Accrued expenses	102,959	95,216
Deferred revenue	25,865	12,248
PPP loan payable	208,100	--
Convertible notes payable, current portion	2,133,693	--
Derivative liability	439,133	--
Interest payable, current portion	177,225	--
Other current liabilities	7,855	--
Total current liabilities	3,228,231	373,114
SAFE instruments	1,479,314	1,456,007
Convertible notes payable, net of current portion and debt discount	1,495,263	1,561,934
Interest payable, net of current portion	69,764	55,452
Derivative and warrant liability, net of current portion	725,786	439,133
Total Liabilities	6,998,358	3,890,715
STOCKHOLDERS' EQUITY		
Common Stock (50,000,000 shares authorized and 15,217,458 and 13,607,518 shares outstanding as of December 31, 2020 and December 31, 2019), net of offering costs	2,798	2,730
Additional paid-in capital, net of treasury stock	336,598	280,479
Retained deficit	(6,111,391)	(3,199,317)
Total Stockholders' Equity	(5,771,995)	(2,916,109)
Total Liabilities and Stockholders' Equity	$ 1,226,363	$ 974,606

GROGURU, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues	$ 617,986	$ 674,113
Cost of revenues	623,445	471,029
Gross profit	(5,459)	203,084
Operating expenses		
General and administrative	865,781	519,258
Research and development	700,138	695,757
Selling and marketing	846,639	606,175
Total operating expenses	2,412,558	1,821,190
Net Operating Loss	(2,418,017)	(1,618,106)
Interest income (expense), net	(541,677)	(136,507)
Depreciation (expense)	(3,524)	(1,337)
Other income (expense)	51,148	--
Net Loss	$ (2,912,074)	$ (1,755,950)

GROGURU, INC.
STATEMENT OF STOCKHOLDERS' EQUITY/DEFICIT
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Additional Paid-In Capital, net of Treasury Stock	Retained Deficit	Total Stockholders' Equity
	Shares	Par Value			
Balance as of January 1, 2019	25,185,345	$ 2,634	$ 231,858	$ (1,443,367)	$ (1,208,875)
Issuance of common stock	953,500	95	53,706		53,801
Repurchase of treasury stock			(5,085)		(5,085)
Net loss				(1,755,950)	(1,755,950)
Balance as of December 31, 2019	26,138,845	$ 2,730	$ 280,479	$ (3,199,317)	$ (2,916,109)
Issuance of common stock	683,276	68	56,119		56,187
Net loss				(2,912,074)	(2,912,074)
Balance as of December 31, 2020	26,822,121	$ 2,798	$ 336,598	$ (6,111,391)	$ (5,771,995)

GROGURU, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Cash Flows from Operating Activities		
Comprehensive Income (Loss)	$ (2,912,074)	$ (1,755,950)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add depreciation	60,685	75,244
Add stock compensation expense	56,188	53,792
Changes to operating assets and liabilities		
(Increase) Decrease in accounts receivable	293,157	(267,419)
(Increase) Decrease in inventory	(183,149)	(265,880)
(Increase) Decrease in prepaid expenses	(10,434)	24,985
(Increase) Decrease in other current assets	(5,723)	--
Increase (Decrease) in accounts and credit cards payable	(132,249)	145,976
Increase (Decrease) in accrued expenses	7,743	38,585
Increase (Decrease) in deferred revenue	13,617	(19,879)
Increase (Decrease) in other current liabilities	7,855	--
Increase (Decrease) in interest payable and net derivative liability	541,658	136,519
Net cash used in operating activities	(2,262,725)	(1,887,819)
Cash Flows from Investing Activities		
Proceeds (acquisition) of fixed assets	(102,788)	(125,252)
Cash used on security deposits	(4,262)	--
Net cash provided by investing activities	(107,050)	(125,252)
Cash Flows from Financing Activities		
Proceeds from the issuance of convertible notes, net of offering costs	2,437,611	1,920,000
Proceeds from the issuance SAFE instruments, net of offering costs	23,307	--
Proceeds from loans payable	208,100	--
Net cash provided by financing activities	2,669,018	1,973,792
Net change in cash and cash equivalents	299,242	(37,279)
Cash and cash equivalents at beginning of period	183,770	223,049
Cash and cash equivalents at end of period	$ 483,012	$ 183,770

GROGURU, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE PERIODS ENDED DECEMBER 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

GROGURU, INC. (the "Company") was incorporated in Delaware on June 14, 2014. The Company is focused on helping farmers implement strategic irrigation management by deploying soil sensors that measure soil moisture, temperature, salinity and other data points. The Company's products wirelessly transmit this data to the cloud where AI-based recommendations are made to farmers about when and how much to irrigate their crops. The Company's solutions help farmers increase crop yield, while at the same time preserve water and other scarce resources in a sustainable way. As a result, farmers can be more efficient better utilizing resources leading to more favorable outcomes.

The Company operates in one business segment. The Company is located and headquartered in San Diego, California.

Going Concern
These financial statements are prepared on a going concern basis. Since inception, the Company has relied on the issuance of convertible notes, SAFE instruments and revenue from operations to fund its operations. As of December 31, 2020, the Company had an accumulated deficit and will likely incur additional losses prior to generating income. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funds from revenue producing activities and from the issuance of convertible notes or equity. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions, contingencies and derivative and warrant liabilities.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, changes in consumer taste and other environmental factors such as climate change and other agricultural-related macroeconomic shifts. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $483,012 and $183,770 of cash on hand, respectively.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

As of December 31, 2020, the carrying value of outstanding notes payable approximates the estimated aggregate fair value as the embedded contingent put option is recognized at fair value and classified with the debt host. The fair value estimate of the embedded put is based on the probability-weighted discounted value of the put feature as of December 31, 2020 and 2019. The estimated fair value of the embedded put represents a Level 3 measurement.

The following table presents assets and liabilities measured and recorded at fair value on the Company's consolidated balance sheets on a recurring basis:

	December 31, 2020			
	Total	Level 1	Level 2	Level 3
Contingent put option	$ 1,164,918	$ -	$ -	$ 1,164,918
Total	$ 1,164,918	$ -	$ -	$ 1,164,918

	December 31, 2019			
	Total	Level 1	Level 2	Level 3
Contingent put option	$ 444,208	$ -	$ -	$ 444,208
Total	$ 444,208	$ -	$ -	$ 444,208

The following table summarizes the change in fair value of the Company's Level 3 contingent put options:

	December 31,	
	2020	2019
Beginning fair value	$ 444,208	$ -
Issuance	720,710	444,208
Change in fair value	-	-
Ending fair value	**$ 1,164,918**	**$ 444,208**

See Note 6 for further details on the embedded contingent put option.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100 percent valuation allowance against the net operating losses generated by the Company at December 31, 2020 and 2019.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

1. Identify the contract with the customer
2. Identify the performance obligations within the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue when (or as) the performance obligations are satisfied

In the totality of facts and circumstances, the company determined it would separate the hardware and software for the purpose of recognizing revenue as two individual performance obligations.

The software performance obligation is satisfied over time and the transfer of each month of service is measured according to the same method and therefore meets the definition of a series of distinct services "that are substantially the same and have the same pattern of transfer". The customer simultaneously receives and consumes the benefits of the Company's product, the customer has control over the app and services while the Company performs its end of the obligation to provide and maintain the software. The Company has the right for services performed to date. The Company also undertakes ongoing involvement in the maintenance of the software and ensures the infrastructure necessary to deliver continuous service is in place.

The company determined units shipped, transferred, and installed is the appropriate method to measure progress towards complete satisfaction of the performance obligation. For years ending December 31, 2020 and 2019 the Company recognized $617,986 and $674,113 in revenue, respectively.

Costs of Revenues
The Company records the direct labor, direct material, certain overhead items and depreciation as relating the costs of goods sold.

Accounts Receivable, Net
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, respectively, the company had $59,534 and $352,691 of accounts receivable, net of allowance for doubtful accounts.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – FIXED ASSETS

The balances of long-lived assets and estimated useful lives held by the Company as of December 31 consists of furniture and office equipment and software development:

Furniture and equipment

	2020	2019
Beginning balance, net	$ 8,292	$ -
Add: asset additions	2,266	9,629
Less: depreciation expense	(3,524)	(1,337)
Ending balance of furniture and equipment, net	**$ 7,034**	**$ 8,292**

Software development

	2020	2019
Beginning balance, net	$ 114,401	$ 72,685
Add: asset additions	100,522	115,623
Less: amortization expense and impairment	(57,161)	(73,907)
Ending balance of software development assets, net	**$ 157,762**	**$ 114,401**

NOTE 4 – INCOME TAX PROVISION

The Company intends to file its income tax return for the period ended December 31, 2020 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2019 approximates $2.6 million. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has a single class of equity outstanding, common stock. The Company has authorized 40,000,000 shares of common stock with issued and outstanding shares of 26,822,121 and 26,138,845 as of December 31, 2020 and 2019.

Additionally, the Company has authorized 10,000,000 shares of common stock related to Equity Incentive Plans and warrants. The Company has options and warrants outstanding for an additional 6,253,899 and 6,512,329 shares as of December 31, 2020 and 2019. The Company has issued convertible debt and Simple Agreement for Future Equity ("SAFE") instruments that can convert to preferred stock (discussed more below).

NOTE 6 – DEBT

The following table provides a summary of the Company's outstanding debt as of December 31, 2020:

	Principal balance	Accrued interest	Unamortized debt discount	Net debt balance
PPP Loan	$ 208,100	$ -	$ -	$ 208,100
SAFE agreements	1,456,007	-	-	1,456,007
2019 convertible notes	1,967,500	177,225	(166,307)	1,978,418
2020 convertible notes	437,500	20,636	(54,990)	403,146
2020 SAFE agreements	23,307	-	-	23,307
2020 WeFunder convertible notes	2,019,211	49,128	(507,357)	1,560,982
Total	**$ 6,111,625**	**$ 246,989**	**$ (728,654)**	**$ 5,629,960**

The following table provides a summary of the Company's outstanding debt as of December 31, 2019:

	Principal balance	Accrued interest	Unamortized debt discount	Net debt balance
SAFE agreements	$ 1,456,007	$ -	$ -	$ 1,456,007
2019 convertible notes	1,920,000	55,452	(358,066)	1,617,386
Total	**$ 3,376,007**	**$ 55,452**	**$ (358,066)**	**$ 3,073,393**

SAFE agreements

Between December 2016 and December 2018, the Company received financing totaling $1,456,007 under a series of Simple Agreement for Future Equity ("SAFE") agreements. The SAFE agreements have unspecified terms and do not include a stated interest rate or method of settlement. All but one of the SAFE agreements have valuation caps between $2,000,000 and $5,000,000. The Company recorded a non-current liability for the amounts raised under the SAFE agreements. In 2020, the Company amended one of these SAFE agreements to increase the stated amount by $23,307, bringing the total to $1,479,314. As of December 31, 2020, no terms, aside from the valuation caps stated above, have been established for these agreements.

2019 Convertible Notes Payable

Between February and December 2019, the Company received financing totaling $1,920,000 (later amended to $1,967,500) under a series of unsecured promissory notes with unrelated parties. The promissory notes mature 24 months from the date of issuance and bear interest at the rate of 6% per annum. The promissory notes, together with all interest as accrued, can be converted into shares of the Company's common stock at the option of the noteholder, at 80% of the price paid per share for equity securities by the investors in a subsequent equity financing of no less than $3,000,000 in gross proceeds (the "contingent put option"). The contingent put option is required to be bifurcated from the debt host and measured at fair value with changes in fair value recorded in earnings (see Note 2).

With respect to an automatic conversion, the conversion price will be the lesser of (a) 80% of the per-share price of the equity securities sold or (b) the price equal to $6,000,000 divided by the aggregate number of shares of the Company's common stock immediately prior to the initial closing of such financing.

During the year ended December 31, 2020, interest expense was recognized in the amounts of $121,383 and $191,759 related to the face value interest and the amortization of the discount due to the embedded derivative instrument, respectively. During the year ended December 31, 2019, interest expense was recognized in the amounts of $55,452 and $81,067 related to the face value interest and the amortization of the debt discount due to the embedded derivative instrument, respectively. The remaining debt discount is expected to be amortized over approximately 0.7 years at an effective interest rate of approximately 20.54%, which represents the weighted average remaining term of the notes and the weighted average effective interest rate, respectively.

2020 Convertible Notes Payable

During the year ended December 31, 2020, the Company received financing totaling $437,500 under a series of unsecured promissory notes with unrelated parties. The promissory notes mature 24 months from the date of issuance and bear interest at the rate of 6% per annum. The promissory notes, together with all interest as accrued, can be converted into shares of the Company's common stock at the option of the noteholder, at 80% of the price paid per share for equity securities by the investors in a subsequent equity financing of no less than $3,000,000 in gross proceeds (the "contingent put option"). The contingent put option is required to be bifurcated from the debt host and measured at fair value with changes in fair value recorded in earnings (see Note 2).

With respect to an automatic conversion, the conversion price will be the lesser of (a) 80% of the per-share price of the equity securities sold or (b) the price equal to $6,000,000 divided by the aggregate number of shares of the Company's common stock immediately prior to the initial closing of such financing.

During the year ended December 31, 2020, interest expense for these notes payable was recognized in the amounts of $20,636 and $54,749 related to the face value interest and the amortization of the discount due to the embedded derivative instrument, respectively. The remaining debt discount is expected to be amortized over 1.0 years at an effective interest rate of 25.83%, which represents the weighted average remaining term of the notes and the weighted average effective interest rate, respectively.

Paycheck Protection Program ("PPP") Loan Payable

During the year ended December 31, 2020, the Company applied for and received a PPP loan as part of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. During the year, the Company applied for loan forgiveness in line with the terms permitted and is awaiting confirmation of such forgiveness. As the loan is expected to be forgiven in full, no interest has been accrued.

2020 WeFunder Convertible Notes Payable

During the year ended December 31, 2020, the Company received financing totaling $2,019,211 under a series of unsecured promissory notes with unrelated parties via a crowdfunding effort (under Reg CF and Reg D regulations). The promissory notes mature 24 months from the date of issuance and bear interest at the rate of 6% per annum. The promissory notes, together with all interest as accrued, can be converted into shares of the Company's common stock at the option of the noteholder, at 80% of the price paid per share for equity securities by the investors in a subsequent equity financing of no less than $3,000,000 in gross proceeds (the "contingent put option"). The contingent put option is required to be bifurcated from the debt host and measured at fair value with changes in fair value recorded in earnings (see Note 2).

For certain of the convertible notes ("Early Bird" notes), favorable terms were granted. With respect to an automatic conversion, the conversion price will be the lesser of (a) 80% of the per-share price of the equity securities sold or (b) the price equal to $7,500,000 divided by the aggregate number of shares of the Company's common stock immediately prior to the initial closing of such financing.

For all other noteholders in the WeFunder fundraising effort, with respect to an automatic conversion, the conversion price will be the lesser of (a) 80% of the per-share price of the equity securities sold or (b) the price equal to $8,500,000 divided by the aggregate number of shares of the Company's common stock immediately prior to the initial closing of such financing.

During the year ended December 31, 2020, interest expense for these notes payable was recognized in the amounts of $49,128 and $103,614 related to the face value interest and the amortization of the discount due to the embedded derivative instrument, respectively. The remaining debt discount is expected to be amortized over 1.6 years at an effective interest rate of 26.63%, which represents the weighted average remaining term of the notes and the weighted average effective interest rate, respectively.

Financing Costs

The Company incurred financing costs of $66,600 related to the WeFunder convertible notes. These costs have been present on the balance sheet netted against the associated convertible notes. These financing costs will be amortized through interest expense over the life of the notes.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 8 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2020, the Company did not enter into or complete any material transactions with related parties that require disclosure.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company anticipates conducting offerings in 2021 and selling additional securities in offerings intending to be exempt from registration under the Securities Act in reliance on Regulation Crowdfunding.

Stock Option Grant

On March 5, 2021, the Board of Directors approved a stock option grant to employees and non-employees totaling 2,500,000 shares with strike prices between $0.05 and $0.06 per share and vesting start dates from January 1, 2021 to March 1, 2021.

Management's Evaluation

Management has evaluated subsequent events through March 15, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.